Exhibit 2.1

MODIFICATION AGREEMENT

This Modification Agreement ("Agreement") is entered into this 22nd day of  December, 2011, but effective as of 7:00 a.m. Pacific time, October 1, 2011, (the "Effective Date") between Solimar Energy LLC ("Solimar") whose mailing address is 121 N. Fir St., Suite H, Ventura, CA, 93001 and Blast Energy Services, Inc. ("Blast"), whose mailing address is 14550 Torrey Chase Blvd., Suite 330, Houston, Texas 77014.

Solimar and Blast hereby agree as follows:

1.
The purpose of this Agreement is to modify certain existing agreements (including the Guijarral Hills Farmout Agreement dated January 31, 2011 ("Farmout Agreement") and the related Guijarral Hills Joint Operating Agreement ("JOA") between the parties and to define the terms, as of the Effective Date and as of the date of this Agreement, under which the lease, commonly known as the Guijarral Hills Vintage lease delineated on Exhibit "A" (the "Lease") will be jointly owned and operated.

2.	This Agreement shall supersede that certain Letter of Variation, dated October 8, 2011 ("Letter of Variation") between Solimar and Blast.

3.
As consideration for the adjustments in working interest percentages set forth in clause 5 below, Solimar hereby forgives the monies Blast owes Solimar through October 1, 2011 equal to a combined amount of $279,944.60 as shown on Solimar Energy LLC AFE 2011-GH76-33-007 delineated as Exhibit "B", attached hereto and made a part hereof, and on the Solimar Energy LLC AFE 2011-GH76-33-010 delineated as Exhibit "C", attached hereto and made a part hereof.

4.
As additional consideration for the adjustments in working interest percentages set forth in clause 5 below, Solimar hereby forgives the monies in the amount of $31,927.5 ($63,855.00 X 50%) Blast owes Solimar for the Lease rental payment paid by Solimar on October 1, 2011 as evidenced by that certain Guijarral Hills Land and Lease Costs, dated November 30, 2011, attached hereto and made a part hereof as Exhibit "D".   Further, in connection with this Agreement, Solimar waives any past defaults and consequences by Blast under all existing agreements between the parties prior to the date of signature of this Agreement.

5.
Solimar shall assign Blast a 25% of 100% working interest in the GH 76-33 Well ("Well") and the Lease.  The foregoing sentence expressly modifies Sections 4 and Section 5 the Farmout Agreement which provided that Solimar shall assign to Blast a 50% of 100% working interest in the Well and in the Lease.

6.
All go-forward costs associated with the Guijarral Hills Well, Lease and project (including any future testing, completion for production or plug and abandonment costs of the Well) shall be shared and paid by Blast on a heads-up 25% of 100% working interest basis, as governed by the JOA, as of the Effective Date.

7.
Solimar is currently pursuing a leasing program within and near the Guijarral Hills Area of Mutual Interest, as defined in the Farmout Agreement.  Notwithstanding any provisions of the Farmout Agreement and JOA to the contrary, Blast hereby agrees to participate in said leasing program on a 25% of 100% working interest basis and shall pay 25% of 100% of the costs incurred thus far and to be incurred in the future.  Costs incurred by Blast as of the date hereof amount to $4,368.47 (25% of $17,473.86) as also delineated on Exhibit "D".

8.
In the event Blast does not (i) pay the amount, referred to clause 7 of this Agreement, within thirty (30) days of the date of this Agreement, and (ii) agree to participate for a 25% of 100% share in said leasing program under the terms of JOA and as described in this Agreement, Blast shall forgo any participation in future leasing and be removed from the Area of Mutual Interest created under the Farmout Agreement.

9.
Provided that Blast fully and timely performs its obligations under clauses 6, 7, and 8 above, Blast shall have the right to an assignment of an additional 10% of 100% working interest in the Well and Lease by paying to Solimar within five (5) months of the date of the Letter of Variation (October 8, 2011), the sum of $311,872.10.  Such right to only be valid if exercised in writing prior to the next in-well bore evaluation program conducted on the Well.  Blast shall receive a written notice of said well-bore evaluation program not less than 30 days prior to completion of said program.  The assignment will be provided only after Blast's full compliance with the obligations set forth in this clause 9.

10.	Blast represents and warrants to Solimar as to their respective interests as follows:

(i)
Liens and Encumbrances: Except for the land owner royalty and overriding royalties on the Lease as of the date of the Farmout Agreement (January 31, 2011), Blast shall deliver the 25% interest to Solimar as described in the Agreement free and clear of all liens or encumbrances of any kind or nature, whatsoever, arising by, through or under Blast, but not otherwise.

(ii)
Claims: Other than as disclosed in Blast's SEC filings, there are no claims, proceedings or investigations pending or to Blast's knowledge, threatened against Blast that could if adversely determined have a material negative economic impact on  Blast under this Agreement.

(iii)
Conflicts: There are no agreements between Blast and any third parties addressing or involving oil and gas development relating to the Lease or Leased lands that would conflict in any way with Solimar's rights under this Agreement.

11.	Solimar represents and warrants to Blast as to their respective interests as follows:

(i)
Liens and Encumbrances: Except for the land owner royalty and overriding royalties on the Lease as of the date of the Farmout Agreement (January 31, 2011), Solimar's rights under the Lease are free and clear of all liens or encumbrances of any kind or nature, whatsoever, arising by, through or under Solimar, but not otherwise.

(ii)
Claims: There are no claims, proceedings or investigations pending or to the best of Solimar's knowledge, threatened against Solimar or otherwise affecting Solimar's interests in the Leases or Leased lands that could if adversely determined have a negative economic impact on Solimar under this Agreement.

(iii)
Conflicts: There are no agreements between Solimar and any third parties addressing or involving oil and gas development relating to the Lease or Leased lands that would conflict in any way with Blasts rights under this Agreement.

12.
All notices required or contemplated under this Agreement shall be given by either facsimile, hand delivery or registered or certified mail, postage prepaid, return receipt requested, to the parties at the following addresses, or at such other addresses as may be designated by either party to the other by written notice, and shall be considered as having been delivered upon the earlier of actual receipt or, if mailed, three (3) business days after being placed in the mail:

If to Blast:	Blast Energy Services, Inc.
14550 Torrey Chase Blvd., Suite 330
Houston, TX 77014
Telephone: 281-453-2888
Fax:

If to Solimar:	Solimar Energy LLC
121 N. Fir St.
Ventura, CA 93001
Telephone: 805-643-4100
Fax: 805-643-4105

13.	Where any terms and conditions of this Agreement are in conflict with the Farmout Agreement and the JOA, then the terms and conditions of this Agreement shall apply.

14.
Blast shall keep all matters concerning this Agreement confidential, and shall not make any disclosure to any third party, as it relates to this Agreement (except to the extent any document may be recorded, as provided hereunder or if required by court order, government, financing arrangement or stock exchange regulation).

15.	This Agreement shall be binding upon and shall inure to the benefit of Solimar and Blast and to their respective heirs, devisees, legal representatives, successors and assigns.

16.	This Agreement may be executed in any number of counterparts, each of which shall be considered an original for all purposes.

17.	Nothing in this Agreement shall be deemed a waiver of any rights Solimar may have under contract or law.

18.	This agreement shall be interpreted under the Laws of the State of California.

See next pages for signatures

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IN WITNESS WHEREOF, the parties hereto have dated and executed this Agreement as of the date first above written but is effective as of the Effective Date.

SOLIMAR ENERGY LLC	BLAST ENERGY SERVICES, INC.

By: __________________________	By: ______________________________
Print Name: John Begg	Print Name: Michael Peterson
Title: Chief Executive Officer	Title: Chief Executive Officer